NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of Registrant: Alphabet Inc

Name of Person Relying on Exemption: Trillium Asset Management, LLC

Address of Person Relying on Exemption: 1 Congress Street, Suite 3101, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

May 8, 2024

Alphabet Inc.

Item #11 AI Principles and Board Oversight

As artificial intelligence (AI) continues to advance at an exponential rate, it is crucial that we, as Alphabet shareholders, recognize the potential risks and downsides that AI poses to the company, society, and the U.S. economy. The development of AI without proper oversight and governance could lead to countless problems that directly hurt working Americans, our national security, our principles of equity and equality, and many other areas. These risks can threaten Alphabet and the well-being of our society. Trillium believes it is therefore our responsibility as shareholders to take reasonable steps to promote good governance at Alphabet. Good governance can set the stage for and be a necessary component of Alphabet proceeding in a wise, prudent, and responsible manner. Unfortunately, we believe that Alphabet’s current board governance structure is missing an important element – an express and clear responsibility for overseeing Alphabet’s AI Principles. Therefore, we1 have recommended in Item #11 that the Board take the following reasonable step:

amend the charter of the Audit and Compliance Committee of the Board to add to the committee’s “purpose” section appropriate language which makes it clear that the Committee is responsible for overseeing Alphabet’s artificial intelligence activities and ensuring management’s comprehensive and complete implementation of its AI Principles.

Unfortunately, as Alphabet rolls out its AI program there has been an abundance of missteps and controversies. Making the suggested change will not only provide a clearer channel of accountability but can support the committee taking steps commensurate with how it addresses other responsibilities already specified in the Audit and Compliance Committee charter: data privacy, security, and civil & human rights. This kind of improvement is not uncommon – Microsoft, which is arguably far ahead of Alphabet in the AI race, already has AI expressly articulated in its board charter structure.

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1 Lead filer Trillium Asset Management Global Equity Fund was joined by co-filer Mercy Investment Services, Inc.

For the following reasons we urge shareholders to support Item #11:

Precedent Set by Microsoft:

Microsoft, a key, if not the key, competitor in the AI space, has already taken proactive measures by explicitly including "responsible artificial intelligence" oversight in its Environmental, Social, and Public Policy Committee charter. This is an important step that can provide a clear basis for board action and responsibility and with it a potential basis for shareholders holding the board members accountable. It can also help ensure that AI governance receives the necessary attention and resources at the highest levels of the company. Microsoft sets a clear precedent for tech companies embracing AI governance at the board committee level, and we believe other companies should implement this leading practice.

Alphabet's AI Controversies:

Alphabet has faced numerous AI controversies in recent years, apparently due to its rush to release products without adequate precautions. Trillium has discussed several controversies in the shareholder proposal text, including multiple botched rollouts in 2023, but those are not the only ones. For example, a Bloomberg 2023 story, "Google's Rush to Win in AI Led to Ethical Lapses," highlighted the company's missteps.2 It reported that Alphabet was “providing low-quality information in a race to keep up with the competition, while giving less priority to its ethical commitments, according to 18 current and former workers at the company” and was adopting a “a markedly faster pace of development for the technology, and one that could have profound societal impact.” More recently, the 2024 Gemini controversy further tested Google's AI efforts, with CEO Sundar Pichai acknowledging the problems as "completely unacceptable" and promising structural changes.3 In both cases, the company was forced to unexpectedly reconfigure resources to fix the problems – a reactive and inefficient way to manage the company. We believe these and other incidents firmly underscore the pronounced need for enhanced AI oversight at the Board level.

Balancing Ethical AI Development and Market Demands:

As the board navigates the complex landscape of AI development, it will try to balance the responsibilities of developing AI ethically and in a trustworthy manner with the demands and expectations of the market, competition, and Wall Street. Given the history of its missteps described above, we are concerned that Alphabet is overly prioritizing market demands above its own AI Principles. One of the Board's fundamental jobs is and will be balancing these two enormous pressures. We believe that to increase the likelihood of sustainable success in the AI market, Alphabet should prioritize its AI Principles and responsible AI development alongside market demands. We have seen these pressures playing out at other companies, such as OpenAI, and it is clear that governance structures have an important role to play in how these balances are addressed. Explicitly including AI oversight in the Audit and Compliance Committee charter would send a strong signal to stakeholders that the company is committed to its AI Principles and to achieving the right balance of competing priorities - taking a long-term, responsible approach to AI development.

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2 https://www.bloomberg.com/news/features/2023-04-19/google-bard-ai-chatbot-raises-ethical-concerns-from-employees

3 https://www.bloomberg.com/news/articles/2024-02-28/google-ceo-blasts-unacceptable-gemini-image-generation-failure

Aligning board interests with investor interests:

We are concerned that the Board's opposition to including explicit AI oversight in the Audit and Compliance Committee charter may potentially stem from a desire to minimize potential board liability. We believe accountability may be increased by including AI as an enumerated responsibility of the Audit and Compliance Committee. It could provide a clear basis for board action and responsibility and with it a potential basis for shareholders holding the board members responsible via proxy votes, engagement, and litigation. In the process, we hope this will help better align the board members' interests with investor interests.

Addressing the Declining Public Trust in AI:

Public trust in AI companies is rapidly declining globally. Over the past five years, trust in AI companies has dropped from 61% to 53%, with the U.S. experiencing a steep 15 percentage point drop (from 50% to 35%).4 This erosion of trust spans political lines, with low levels of trust among Democrats (38%), independents (25%), and Republicans (24%). Moreover, the technology sector is losing its position as the most trusted industry, now leading in only half of the countries studied by Edelman, compared to 90% eight years ago. Alphabet should take our recommendations as prudent action which may help rebuild public trust.

Inadequate Current Governance Structure:

Alphabet's current governance structure, as described in the company’s opposition statement, falls short in providing adequate oversight of AI risks. The company's statement lacks specificity, essentially asking shareholders to trust its existing processes without providing concrete details. Given the immense stakes involved in AI development, we believe a more robust and transparent oversight mechanism is advisable.

Recently ISS described what it saw as three forms of acceptable board oversight of AI, which include (1) the full board or a specific committee having oversight responsibility of AI or AI being mentioned as one of the topics evaluated by the board or committee during the year, (2) having at least one director with AI expertise, or (3) establishing an AI ethics board or similar governing body.5 Outside of various unsupported assertions in its opposition statement, it would appear that none of these three criteria are met by Alphabet.

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4 https://www.axios.com/2024/03/05/ai-trust-problem-edelman

5 https://corpgov.law.harvard.edu/2024/04/11/ai-governance-appears-on-corporate-radar/

Furthermore, the company's lack of transparency regarding the restructuring of its internal AI ethics watchdog team in January 2024 raises concerns about its commitment to effective AI governance. According to a January 2024 report, “The small team [at Alphabet] that has served at its primary internal AI ethics watchdog has lost its leader and is being restructured.”6 Alphabet made no reference to this development in its April opposition statement.

Increasing Consistency in Risk Oversight:

Alphabet tasks its Audit and Compliance Committee with overseeing other key risk areas, such as data privacy, security, and civil & human rights. However, the company has failed to extend the committee charter to AI or its AI Principles, despite its growing importance and potential risks. Adding these topics to the Audit and Compliance Committee's scope would ensure consistent and focused attention on this critical issue – one which is at least as important, if not more, than data privacy, security, and civil & human rights.

In conclusion, we strongly urge fellow shareholders to support the proposal for explicit AI oversight in Alphabet's Audit and Compliance Committee charter. By doing so, we can take reasonable steps to encourage the company to proactively address the societal and enterprise risks and challenges associated with AI development, maintain public trust, and position itself as a responsible leader in this transformative technology. We believe it is important that Alphabet balances the demands of the market with the imperative of ethical and responsible AI development, recognizing the far-reaching consequences of its actions. This is an appropriate time for this amendment to the Audit and Compliance Committee charter, and we believe it is our responsibility as shareholders to hold Alphabet accountable for the long-term success and integrity of its AI initiatives, safeguarding the future of our society and economy.

We therefore urge Alphabet shareholders to vote FOR Item #11.

For questions regarding Item #11, please contact: Jonas D. Kron, Chief Advocacy Officer of Trillium Asset Management at jkron@trilliuminvest.com.

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6 https://www.wired.com/story/google-splits-up-responsible-innovation-ai-team/

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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